^form 13G
AMMEND#
1
STOCK_NAME
Applied Magnetic Corporation
CLASS
Common
CUSIP
038213104
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA  19317
REPORTING TYPE
IA
STOCK_NAME
Applied Magnetic Corporation
STOCK_ADDRESS
75 Robin Hill Road, Goleta, CA  93117
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
038213104
BENEFICIALLY
653,950
PERCENT
2.50%
^page
SOLE
565,400
SHARED
13,000
SOLE_DISPOSE
653,950
SHARED_DISPOSE
0
CHECK
x
DATE
02/13/97
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
^page